UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SEC File Number:  0001-34145

CUSIP Number: 74164F103

FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	12/31/2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Primoris Services Corporation
Full Name of Registrant

Former Name if Applicable

2100 McKinney Avenue, Suite 1500
Address of Principal Executive Office (Street and Number)

Dallas, TX 75201
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Primoris Services Corporation (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) by the filing deadline because the Company requires more time to complete a review, analysis, and testing of the design and operating effectiveness of the Company’s internal control over financial reporting.  The company is working to finalize and file its Form10-K and expects to do so prior to the ending of the 15-day extension period afforded by Rule 12b-25.

Starting in the fourth quarter of 2014 and through the date of this release, the Company’s management, independent outside counsel and the Audit Committee of the Board of Directors have spent considerable time and resources reviewing and analyzing various issues relating to the methods used by the Company’s subsidiaries to recognize revenue and estimate contingencies for ongoing projects.  The review is not yet completed, but based on the results to date, the Company does not anticipate any adjustments to its previously reported financial results.(1)

The Company is unable to determine at this time (i) whether the results of the review will indicate that its internal controls over financial reporting were operating effectively, (ii) the impact of the review on the Company’s annual report on internal control over financial reporting included in the Form 10-K, or (iii) the effect, if any, the review may have on the Company’s business operations and financial statements included in the Form 10-K or any previously reported financial statements.  As the Company’s internal review is ongoing, the Company cannot predict at this time the final outcome of the review nor the outcome of any review that may be conducted by any governmental entities or third parties.

Footnote (1): This notification contains forward-looking statements, including the statement that the Company does not expect the delay in filing its Annual Report to result in any adjustments to its previously reported financial results.  These forward-looking statements involve risks and uncertainties, as well as assumptions which, if they do not fully materialize or prove incorrect, could cause these expectations to differ materially from those expressed or implied by such forward-looking statements.  The risks and uncertainties that could cause these expectations to differ materially from those expressed or implied by such forward-looking statements include the risks that (i) the completion of the review and/or the audit by the Company’s independent registered public accounting firm of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2014, results in an adjustment, material or otherwise, to any previously reported financials; (ii) a government entity or other third party may bring an action, interest, fine, penalty, remedy or other litigation against the Company with respect to the events underlying the review; and (iii) the Company may not be able to effectively improve and expand its financial infrastructure, and internal operating and administrative systems and controls.  Additional risks and uncertainties are included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the Company’s Annual  Report on Form 10-K for the period ended December 31, 2013 which was filed with the SEC on March 3, 2014, as updated through the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2014, which was filed with the SEC on November 7, 2014, with both reports available on the Company’s investor relations website at www.prim.com and on the SEC’s website at www.sec.gov.  All forward-looking statements contained herein are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter J. Moerbeek	(214)	740-5602
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attached.

Primoris Services Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 3, 2015	By	/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment Explanation for Part IV(3)

On March 3, 2015, the Company issued a press release announcing its expected (unaudited) results of operations for the fourth quarter of 2014, both of which are incorporated herein by this reference. As is more fully reported therein, revenues in the fourth quarter 2014 decreased by $50.3 million to $487.6 million from $537.9 million for the same period in 2013. The decreased revenues were mainly due to decreases in the Company’s West Construction Services segment. Gross profit for the fourth quarter 2014 declined by $25.3 million to $49.6 million from $74.9 million for the same period in 2013. The decline in gross margin was due to decreases in both the West and East Construction Services segments.